Filed Pursuant to Rule 433

Registration No. 333-270970

REPUBLIC OF URUGUAY – ANNOUNCEMENT OF TENDER OFFERS

FREE WRITING PROSPECTUS

FOR IMMEDIATE RELEASE

May 8, 2024

MONTEVIDEO, URUGUAY —

The Republic of Uruguay (“Uruguay”), announced today the commencement of:

1.

A global offer to purchase for cash (the “Global Tender Offer”) bonds of each series of Global Bonds listed in the table below under “Global Tender Offer” (collectively, the “Old Global Bonds” and each Old Global Bond, a “series” of Old Global Bonds) such that the aggregate Purchase Price to be paid for the Old Global Bonds tendered and accepted for purchase pursuant to the Global Tender Offer is equal to a maximum purchase amount for each series to be determined by Uruguay in its sole discretion. The terms and conditions of the Global Tender Offer are set forth in the offer to purchase, dated Wednesday, May 8, 2024 (the “Global Offer to Purchase”).

2.

A local offer to purchase for cash (the “Local Tender Offer”) Treasury Notes and/or Monetary Regulation Bills listed in the tables below under “Local Tender Offer” (the “Old Local Securities”), subject to the terms and conditions described in the information memorandum dated Wednesday, May 8, 2024 (the “Local Information Memorandum”).

Global Tender Offer

The Global Tender Offer is not conditioned upon any minimum participation of any series of Old Global Bonds but is conditioned, among other things, on the pricing (but not the closing) of a new series of UI-denominated Global Bonds (the “New UI Global Bonds”) and a reopening of existing Peso-denominated Global Bonds (the “New Ps. Global Bonds” and, together with the New UI Global Bonds, the “New Bonds”) in an amount, with pricing and on terms and conditions acceptable to Uruguay in its sole discretion, with pricing terms expected to be announced at or around 4:00 p.m., New York time on Wednesday, May 8, 2024 (the “New Bonds Offering”).

The Global Tender Offer will commence at or around 8:00 a.m., New York time, on Wednesday, May 8, 2024 and, unless extended or earlier terminated, expire at (i) 12:00 noon, New York time, on Wednesday, May 8, 2024 for non-preferred tenders (the “Non-Preferred Tender Period”), and (ii) 2:00 p.m., New York time, on Wednesday, May 8, 2024 for preferred tenders (the “Preferred Tender Period”). The settlement of the Global Tender Offer is scheduled to occur on Tuesday, May 14, 2024 (the “Global Tender Offer Settlement Date”). The purchase price to be paid per Ps. 1,000 nominal principal amount of each series of Old Global Bonds tendered and accepted pursuant to the Global Tender Offer will be equal to the fixed price indicated in the table below (the “Purchase Price”). Holders whose Old Global Bonds are accepted in the Global Tender Offer will also receive any accrued and unpaid interest from, and including, the last interest payment date for such Old Global Bonds up to, but excluding, the Global Tender Offer Settlement Date (the “Accrued Interest”). Accrued Interest for Preferred and Non-Preferred Tender Orders will be payable in cash.

Old Global Bonds	Outstanding Nominal Principal Amount as of Monday, May 8, 2024	ISIN	CUSIP	Common Code	Nominal Purchase Price (per Ps.1,000 Principal Amount)(1) (2) (3)
4.250% Global UI Bonds due 2027 (“2027 UI Bonds”)(4)	Ps. 9,914,541,000	US760942AU61	760942AU6	029507929	Ps. 1,030.00
4.375% Global UI Bonds due 2028 (“2028 UI Bonds”)(5)	Ps. 32,848,290,345	US917288BD36	917288BD3	071903796	Ps. 1,050.00

(1)	The Purchase Price and Accrued Interest of the Old Global Bonds shall be converted into U.S. dollars at an exchange rate of Ps. 38.516 to US$1.00.
(2)	In addition, investors will receive Accrued Interest, as described above.
(3)

The nominal principal amount of Old Global Bonds validly tendered and accepted will be adjusted by a factor (the “Adjustment UI Factor”) to reflect the increase of the UI index from the issuance date of the Old Global Bonds to the Global Tender Offer Settlement Date, which is expected to be Tuesday, May 14, 2024. As of the expected Global Tender Offer Settlement Date, (i) the Adjustment UI Factor for the 2027 UI Bonds would be 3.6647, which is the ratio of 6.0104, the value of the UI index at the Global Tender Offer Settlement Date, over 1.6401, the value of the UI index at the time of the issuance of the 2027 UI Bonds and (ii) the Adjustment UI Factor for the 2028 UI Bonds would be 2.5995, which is the ratio of 6.0104, the value of the UI index at the Global Tender Offer Settlement Date, over 2.3121, the value of the UI index at the time of the issuance of the 2028 UI Bonds.

(4)	The principal amount of the 2027 UI Bonds outstanding, as adjusted by the Adjustment UI Factor is Ps. 36,333,818,403.
(5)	The principal amount of the 2028 UI Bonds outstanding, as adjusted by the Adjustment UI Factor is Ps. 85,389,130,752.

Tender Orders (as defined below) made by holders of any series of Old Global Bonds who have submitted a corresponding Indication of Interest (as defined in the Global Offer to Purchase) for the New UI Global Bonds prior to the New Bonds Pricing Time (as defined in the Global Offer to Purchase) will be accepted before any other Tender Orders of such series of Old Global Bonds.

During the Non-Preferred Tender Period or Preferred Tender Period, as applicable, a holder of Old Global Bonds may place orders to tender Old Global Bonds (“Tender Orders”) only through one of the Dealer Managers (as defined below). Holders will NOT be able to submit tenders through Euroclear Bank SA/NV (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream”) or the Depository Trust Company (“DTC”) systems. If a holder does not have an account with a Dealer Manager, such holder may place a tender offer through any broker, dealer, commercial bank, trust company, other financial institution or other custodian that it customarily uses that has an account with a Dealer Manager. Your broker must contact one of the Dealer Managers to submit a Tender Order on your behalf.

HSBC Securities (USA) Inc., as the billing and delivery bank for the Global Tender Offer (in such capacity, the “Billing and Delivery Bank”), will consolidate all Tender Orders and, upon instruction of Uruguay, accept Old Global Bonds for purchase pursuant to the Global Tender Offer, subject to proration as described in the Global Offer to Purchase, at or around 8:00 a.m., New York time, on Thursday, May 9, 2024 or as soon as possible thereafter.

The Global Tender Offer is subject to Uruguay’s right, at its sole discretion and subject to applicable law, to instruct the Billing and Delivery Bank to extend, terminate, withdraw, or amend the Global Tender Offer at any time. Each of Uruguay and the Billing and Delivery Bank reserves the right, in the sole discretion of each of them, not to accept any Tender Orders for any reason. Tender Orders by a holder of Old Global Bonds must be in Permitted Tender Amounts (as defined in the Global Offer to Purchase) as set forth in the Global Offer to Purchase. Tender Orders that are not for Permitted Tender Amounts will not be accepted.

There is no letter of transmittal or guaranteed delivery procedure in connection with this Global Tender Offer. If you hold Old Global Bonds through DTC, they must be delivered to the Billing and Delivery Bank for settlement no later than 3:00 p.m., New York time, on the Global Tender Offer Settlement Date. If you hold Old Global Bonds through Euroclear or Clearstream, the latest process you can use to deliver your Old Global Bonds to the Billing and Delivery Bank is the overnight process, one day prior to the Global Tender Offer Settlement Date; you may not use the optional daylight process. Failure to deliver Old Global Bonds on time may result (i) in the cancellation of your tender and in you becoming liable for any damages resulting from that failure, (ii) in the case of Preferred Tenders (a) in the cancellation of any allocation of New UI Global Bonds in the New Bonds Offering in respect of your related Indication of Interest and/or (b) in the cancellation of your tender and in your remaining obligation to purchase your allocation of New UI Global Bonds in respect of your related Indication of Interest and/or (iii) in the delivery of a buy-in notice for the purchase of such Old Global Bonds, executed in accordance with customary brokerage practices for corporate fixed income securities. Any holder whose tender is cancelled will not receive the Purchase Price or Accrued Interest. Holders will not have withdrawal rights with respect to any tenders of Old Global Bonds in the Global Tender Offer. Old Global Bonds accepted for purchase will be settled on a delivery versus payment basis with the Billing and Delivery Bank on the Global Tender Offer Settlement Date in accordance with customary brokerage practices for corporate fixed income securities.

All Old Global Bonds that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivery Bank in such amounts as Uruguay shall determine and subject to the terms and conditions of the Global Offer to Purchase. Subject to the terms and conditions of the Global Tender Offer, only the Billing and Delivery Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Global Bonds validly tendered and accepted as instructed by Uruguay, as described in the Global Offer to Purchase. Uruguay will not be liable under any circumstances for any payment of the Purchase Price and Accrued Interest to the holders of Old Global Bonds tendered in the Global Tender Offer. The Billing and Delivery Bank shall not be liable for payments to any holder of Old Global Bonds validly tendered and accepted for purchase if such holder fails to deliver such Old Global Bonds at or prior to the deadlines ahead of the settlement of the Global Tender Offer as described in the Global Offer to Purchase.

The Global Offer to Purchase may be downloaded from the Information Agent’s website at https://projects.morrowsodali.com/uruguay or obtained from the Information Agent, Morrow Sodali International LLC (Email: uruguay@investor.morrowsodali.com, Telephone: +1 203 658 9457 / +44 20 4513 6933), or from any of the Dealer Managers.

The Dealer Managers for the Global Tender Offer are:

HSBC Securities (USA) Inc.

66 Hudson Boulevard

New York, New York 10001

United States of America

Attention: Global Liability Management Group

Toll Free: +1 (888) HSBC-4LM

Collect: +1 (212) 525-5552

Email: lmamericas@us.hsbc.com

Santander US Capital Markets LLC

437 Madison Avenue, 10th Floor

New York, New York 10022

United States of America

Attention: Liability Management Group

Toll Free: +1 (855) 404-3636

Collect: +1 (212) 350-0660

Itau BBA USA Securities, Inc. 540 Madison Avenue, 24th Floor New York, New York 10022 United States of America Attention: DCM Collect: +1 (212) 710-6749

Questions regarding the Global Tender Offer may be directed to the Dealer Managers at the above contact.

Local Tender Offer

The Local Tender Offer is conditioned upon (i) the allocation of the New Bonds Offering, in an amount, at prices and on terms acceptable to Uruguay in its sole discretion and (ii) the New Bonds Offering not being terminated prior to the settlement of the Local Tender Offer.

Only those individuals and/or legal entities that participate in the New Bonds Offering, and for up to the amount of New UI Global Bonds and/or New Ps. Global Bonds allocated to them in the New Bonds Offering (net of the amount of Old Global Bonds of such person accepted by Uruguay for purchase under the Global Tender Offer) may tender their Old Local Securities in the Local Tender Offer (hereinafter the “Eligible Holders”). Eligible Holders may only tender an amount of Old Local Securities of not less than Ps. 100,000 (one hundred thousand Uruguayan Pesos) or UI 100,000 (one hundred thousand Indexed Units), as applicable, and, in all cases, subject to the Eligible Holder’s compliance with applicable law (including those of its country of residence or incorporation).

Eligible Holders will be able to select Old Local Securities through the ÁGATA system of the Central Bank of Uruguay beginning on the time Uruguay announces the allocation of the Global Bonds (estimated for Wednesday, May 08, 2024 at 4:30 p.m., or as soon thereafter as practicable) until Friday, May 10, 2024 at 2:00 p.m.

Eligible Holders may participate in the Local Tender Offer with Old Local Securities up to the equivalent of the maximum amount allocated to them in the New Bonds Offering (net of the amount of Old Global Bonds of such person that are accepted for repurchase under the Global Tender Offer).

The repurchase of the Old Local Securities will be carried out respecting the order of priority established by the Eligible Holder when selecting Old Local Securities in the ÁGATA system. However, if the total value of the Old Local Securities selected by the Eligible Holder exceeds the effective value allocated in the New Bonds Offering, the Central Bank of Uruguay (a) will observe the order of priority established by the respective Eligible Holder in the ÁGATA system and (b) in case a certain order of priority has not been indicated in the system, disregard selected Old Local Securities with the longest maturity, until reaching the maximum amount admissible for each Holder.

Eligible Holders participating in the Local Tender Offer will receive in payment for each Ps. 1,000 (one thousand Uruguayan Pesos) or UI 1,000 (one thousand Indexed Units) nominal amount of their Old Local Securities validly tendered, an amount in cash in U.S. dollars equivalent to the nominal purchase price indicated in the tables below, divided by the exchange rate used in the New Bonds Offering of Ps. 38.516 to US$1.00.

Old Local Securities of UI-denominated Treasury Notes

			Outstanding Principal Amount as of May 8, 2024
ISIN	Series	Maturity Date	Nominal	Residual	Cupon (in %)	Purchase Price (per UI 1,000)(1) (2)	Purchase Price (in US$)(3)
UYNA00013UI7	13	5/25/2025	6,330,611,115	4,220,407,409	4.00	1,023.7778	26.5806
UYNA00027UI7	27	6/9/2024	3,439,705,759	1,146,568,586	2.975	1,013.8090	26.3218

(1)	Purchase Price in Indexed Units for each UI 1,000 (one thousand Indexed Units) of nominal value, including accrued interest up to and including the settlement of the Local Tender Offer.
(2)	This Purchase Price will be converted into Uruguayan Pesos using an UI of 6.0104
(3)	Purchase Price expressed in U.S. dollars by converting the Uruguayan Peso amounts to U.S. dollars using an exchange rate of Ps. 38.516 to US$1.00.

Old Local Securities of Monetary Regulation Bills in Uruguayan Pesos

ISIN	Maturity Date	Outstanding Principal Amount as of May 7, 2024	Purchase Price (per Ps. 1,000)(1)	Purchase Price (in US$)(2)
UYLR13623UY8	5/20/2024	11,902,798,000	998.7509	25.9308
UYLR13546UY1	5/31/2024	13,943,828,000	996.2564	25.8660
UYLR13626UY1	6/3/2024	10,646,972,000	995.5911	25.8488
UYLR13610UY5	6/5/2024	10,207,976,000	995.1469	25.8372
UYLR13613UY9	6/12/2024	12,562,450,000	993.5975	25.7970
UYLR13591UY7	6/21/2024	9,838,375,000	991.5903	25.7449
UYLR13617UY0	6/26/2024	9,169,392,000	990.4998	25.7166
UYLR13450UY6	7/3/2024	9,825,660,000	988.9493	25.6763
UYLR13552UY9	7/5/2024	8,365,668,000	988.5059	25.6648
UYLR13622UY0	7/10/2024	8,749,272,000	987.4006	25.6361
UYLR13597UY4	7/12/2024	11,807,760,000	986.9600	25.6247
UYLR13554UY5	7/19/2024	10,609,460,000	985.4176	25.5846
UYLR13601UY4	7/26/2024	8,959,160,000	983.8762	25.5446
UYLR13624UY6	7/31/2024	6,200,300,000	982.7756	25.5160
UYLR13605UY5	8/2/2024	8,762,690,000	982.3776	25.5057
UYLR13562UY8	8/9/2024	12,815,724,000	980.7988	25.4647
UYLR13611UY3	8/30/2024	9,024,724,000	976.2009	25.3453
UYLR13568UY5	9/6/2024	10,734,780,000	974.6724	25.3056
UYLR13470UY4	9/25/2024	10,612,492,000	970.5303	25.1981
UYLR13619UY6	10/4/2024	11,032,600,000	968.5754	25.1474
UYLR13575UY0	10/18/2024	9,471,650,000	964.1814	25.0333
UYLR13625UY3	11/1/2024	4,038,440,000	962.5015	24.9897
UYLR13586UY7	11/15/2024	6,473,310,000	959.4765	24.9111
UYLR13593UY3	12/27/2024	8,868,640,000	950.4478	24.6767
UYLR13599UY0	1/17/2025	11,734,250,000	945.9601	24.5602
UYLR13506UY5	1/29/2025	15,679,872,000	943.4020	24.4938
UYLR13608UY9	2/7/2025	10,400,756,000	941.4885	24.4441
UYLR13614UY7	3/7/2025	17,332,380,000	935.5423	24.2897
UYLR13620UY4	4/25/2025	14,030,630,000	925.1771	24.0206
UYLR13529UY7	4/30/2025	10,780,530,000	924.1461	23.9938
UYLR13627UY9	5/2/2025	4,946,712,000	923.7308	23.9830
UYLR13550UY3	6/25/2025	8,737,290,000	912.4380	23.6898
UYLR13567UY7	10/1/2025	8,466,970,000	892.2191	23.1649
UYLR13589UY1	12/30/2025	3,628,250,000	873.9270	22.6900

(1)	Purchase Price in Uruguayan Pesos for each $1,000 (one thousand Uruguayan Pesos) nominal value.
(2)	Purchase Price expressed in U.S. dollars by converting the peso amounts to U.S. dollars using an exchange rate of Ps. 38.516 to US$1.00.

Old Local Securities shall be tendered in denominations of not less than Ps. 100,000 (one hundred thousand Uruguayan Pesos) or UI 100,000 (one hundred thousand Indexed Units), as applicable and, in the event that the Eligible Holder tenders Old Local Securities in an amount that is not a multiple of the denomination in which the New Bonds will be issued, the Republic will pay the balance in cash.

Eligible Holders residing in Uruguay that wish to participate in the Local Tender Offer should contact their broker and/or financial intermediation entities authorized by the Central Bank of Uruguay in order to obtain information on the scope of the Local Tender Offer, being exclusively responsible before Uruguay for any non-compliance with applicable law.

Non-resident Eligible Holders must also consult directly with their custodians regarding the specific requirements necessary for the purposes of their participation. Non-resident Eligible Holders who wish to participate in the Local Tender Offer shall obtain an allocation code from the Dealer Managers specified above, in order to be able to identify their Old Local Securities for tender. Such allocation code may be requested as part of the allocation in the New Bonds Offering.

The Local Information Memorandum may be obtained from Uruguay. The Dealer Managers are not acting as dealer managers for the Local Tender Offer.

Questions regarding the structure of the Local Tender Offer may be directed to Uruguay at:

Victoria Buscio (email: victoria.buscio@mef.gub.uy, Telephone: + 598 (2) 1712 2785)

Gabriela Tobias (email: gabriela.tobias@mef.gub.uy, Telephone: + 598 (2) 1712 2786)

Antonio Juambeltz (email: antonio.juambeltz@mef.gub.uy, Telephone: + 598 (2) 1712 2957)

Jessica Gerpe (email: jessica.gerpe@mef.gub.uy, Telephone: + 598 (2) 1712 2957)

Questions regarding the tendering process may be directed to the Central Bank of Uruguay at:

Fabio Malacrida (email: fabiom@bcu.gub.uy, + 598 (2) 1967 1102)

Marcelo Vidoni (email: mvidoni@bcu.gub.uy, + 598 (2) 1967 2444)

Veronica Vitette (email: vvitette@bcu.gub.uy, + 598 (2) 1967 2426)

* * *

Uruguay has filed a registration statement (including prospectus supplement and the prospectus) with the SEC for the New Bonds Offering and the issuance of New Bonds. Before you invest, you should read the prospectus in the registration statement and other documents that Uruguay has filed with the SEC for more complete information about Uruguay and such offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

The following additional information of Uruguay is available from the SEC website and also accompanies this press release:

https://www.sec.gov/Archives/edgar/data/102385/000119312523182065/d511752dsba.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312524131598/d828973d18k.htm

Important Notice

This announcement is not an offer to purchase or a solicitation of an offer to sell the Old Global Bonds or Old Local Securities. The Global Tender Offer will be made only by and pursuant to the terms of the Global Offer to Purchase, as may be amended or supplemented from time to time and the Local Tender Offer will be made only by and pursuant to the terms of the Local Information Memorandum, as may be amended or supplemented from time to time. The Dealer Managers are not acting as dealer managers for the Local Tender Offer.

The distribution of materials relating to the New Bonds Offering, Global Tender Offer and Local Tender Offer, and the transactions contemplated by the New Bonds Offering, Global Tender Offer and Local Tender Offer, may be restricted by law in certain jurisdictions. Each of the New Bonds Offering, Global Tender Offer and Local Tender Offer is made only in those jurisdictions where it is legal to do so. The New Bonds Offering, Global Tender Offer and Local Tender Offer are void in all jurisdictions where they are prohibited. If materials relating to the New Bonds Offering, Global Tender Offer or Local Tender Offer come into your possession, you are required to inform yourself of and to observe all of these restrictions. The materials relating to the New Bonds Offering, Global Tender Offer and Local Tender Offer do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Global Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the

Global Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Global Tender Offer in accordance with the terms thereof are referred to as “holders” and owners who may lawfully participate in the Local Tender Offer in accordance with the terms thereof are referred to as “Eligible Holders.”

Stabilization/FCA

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been prepared and therefore any offering or selling of any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) an investor who is not a qualified investor as defined in Article 2 of the UK Prospectus Regulation, and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities. Consequently, no key information document required by the PRIIPs Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”), for offering or selling securities or otherwise making them available to retail investors in the UK has been prepared and therefore any offering or selling of securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The expression “UK Prospectus Regulation” means the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA.

Neither this communication nor any other offer materials relating to the Global Tender Offer or Local Tender Offer are being made, and this communication has not been approved, by an authorized person for the purposes of section 21 of the FSMA. This announcement is for distribution only to persons who (i) are outside the UK; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

* * *

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.